Exhibit 99.1

Yingli Green Energy Reports First Quarter 2013 Results

BAODING, China, May 30, 2013 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended March 31, 2013.

First Quarter 2013 Consolidated Financial and Operating Summary

•                  Total net revenues were RMB 2,679.3 million (US$431.4 million).

•                  PV module shipment decreased by 6.4% from the fourth quarter of 2012.

•                  Overall gross profit was RMB 110.9 million (US$17.8 million), representing a gross margin of 4.1%. Gross margin for PV modules was 5.0%.

•                  Operating loss was RMB 324.7 million (US$52.3 million), representing an operating margin of negative 12.1%

•                  Net loss1 was RMB 611.8 million (US$98.5 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 3.91 (US$0.63). On an adjusted non-GAAP2 basis, net loss was RMB 607.1 million (US$97.7 million) and loss per ordinary share and per ADS was RMB 3.88 (US$0.62).

“We are pleased to conclude another quarter with higher than expected shipment volumes and improved gross margin, which we believe further strengthened our leadership position in the global PV market,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“Our strong shipment was primarily supported by the strong European and the U.S. markets and the rapid growth of demand in new markets such as Japan. Europe remained strong as a result of the pull-in demand in the first quarter and we continue to see firm demand in Europe in the second quarter. The first quarter of 2013 in the U.S. was our second best quarter ever in terms of shipment volumes and we are going to consolidate our position in all segments of the U.S. market. In this quarter, our shipment to Japan increased significantly due to the vigorous demand before the subsidy adjustment in April. We expect that returns on investments will remain attractive, which will continuously drive demand in Japan.”

“The first quarter has historically been slow in China due to seasonality. However, demand picks up quickly as the construction of utility-scale projects accelerates. In addition, we are also actively positioning ourselves for the upcoming opportunities in the distributed generation segment in China. Furthermore, we

1      For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

2      All non-GAAP measures exclude, as applicable, share-based compensation, interest expenses consisting of changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company, inventory provision and impairment of long-lived assets. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

have achieved important milestones in other new markets and will put more efforts in diversifying our sales geographies. Based on current market conditions and forecasted customer demand, we are confident to accomplish our full year shipment guidance of 3.2 to 3.3 GW.”

“In addition to expanding our market share and solidifying our market position, we stay committed to improving our profitability through strategically allocating more products to markets where prices are higher and tirelessly pursue further cost savings. At the same time, as our operating cash flow position is on track to gain improvement, we expect to continuously optimize our balance sheet,” Mr. Miao concluded.

First Quarter 2013 Financial Results

Total Net Revenues

Total net revenues were RMB 2,679.3 million (US$431.4 million) in the first quarter of 2013, compared to RMB 2,902.9 million in the fourth quarter of 2012 and RMB 3,148.5 million in the first quarter of 2012. PV module shipments in the first quarter of 2013 decreased by 6.4% from the fourth quarter of 2012. The sequential decrease in net revenues was mainly due to the decreased PV module shipments, which was partially offset by the slightly improved average selling price of PV modules in this quarter.

Gross Profit (Loss) and Gross Margin

Gross profit was RMB 110.9 million (US$17.8 million) in the first quarter of 2013, compared to gross loss of RMB 247.8 million in the fourth quarter of 2012 and gross profit of RMB 245.2 million in the first quarter of 2012.

Overall gross margin was 4.1% in the first quarter of 2013, compared to overall gross margin of negative 8.5% in the fourth quarter of 2012 and overall gross margin of 7.8% in the first quarter of 2012. The sequential increase in gross margin in the first quarter of 2013 was primarily attributable to the slightly improved average selling price in this quarter, the Company’s continuous efforts in reducing processing cost and a decline in the prices of raw materials.

Operating Expenses

Operating expenses were RMB 435.6 million (US$70.1 million) in the first quarter of 2013, compared to RMB 518.9 million in the fourth quarter of 2012 adjusted to exclude an impairment of long-lived assets, a provision for bad debts and a loss of disposal of certain equipment. Operating expenses were RMB 380.0 million in the first quarter of 2012. The sequential decrease in operating expenses was primarily attributable to the Company’s effective cost control efforts.

Operating expenses as a percentage of total net revenues was 16.3% in the first quarter of 2013. Excluding the impairment of long-lived assets, the provision for bad debts and the loss of disposal of certain equipment mentioned above, operating expenses as a percentage of total net revenues was 17.9% in the fourth quarter of 2012. Operating expenses as a percentage of total net revenues was 12.1% in the first quarter of 2012.

Operating Loss and Margin

Operating loss was RMB 324.7 million (US$52.3 million) in the first quarter of 2013, compared to RMB 1,130.4 million in the fourth quarter of 2012 and RMB 134.7 million in the first quarter of 2012.

Operating margin was negative 12.1% in the first quarter of 2013, compared to negative 38.9% in the fourth quarter of 2012 and negative 4.3% in the first quarter of 2012.

Interest Expense

Interest expense was RMB 221.9 million (US$35.7 million) in the first quarter of 2013, compared to RMB 209.4 million in the fourth quarter of 2012 and RMB 202.4 million in the first quarter of 2012. As of March 31, 2013, the Company had an aggregate of RMB 15.5 billion (US$2.5 billion) of bank borrowings and medium-term notes, compared to RMB 15.5 billion as of December 31, 2012. The weighted average interest rate was 6.34% in the first quarter of 2013, which slightly increased from 6.22% in the fourth quarter of 2012. The increase in interest expense was mainly due to increased weighted average interest rate in this quarter.

Foreign Currency Exchange Loss (Gain)

Foreign currency exchange loss was RMB 92.4 million (US$14.9 million) in the first quarter of 2013, compared to foreign currency exchange gain of RMB 26.7 million in the fourth quarter of 2012 and RMB 26.3 million in the first quarter of 2012. Given that the Company had a net Euro-denominated asset position, the foreign currency exchange loss was mainly due to the depreciation of the Euro against the RMB in this quarter.

Income Tax Expense (Benefit)

Income tax expense was RMB 9.8 million (US$1.6 million) in the first quarter of 2013, compared to income tax expense of RMB 5.0 million in the fourth quarter of 2012 and income tax benefit of RMB 11.4 million in the first quarter of 2012. The income tax expense in the first quarter of 2013 mainly resulted from a valuation allowance of deferred income tax assets.

Net Loss

Net loss was RMB 611.8 million (US$98.5 million) in the first quarter of 2013, compared to RMB 1,249.0 million in the fourth quarter of 2012 and RMB 283.2 million in the first quarter of 2012. Loss per ordinary share and per ADS was RMB 3.91 (US$0.63) in the first quarter of 2013, compared to RMB 7.98 in the fourth quarter of 2012 and RMB 1.82 in the first quarter of 2012.

On an adjusted non-GAAP basis, net loss was RMB 607.1 million (US$97.7 million) in the first quarter of 2013, compared to RMB 908.3 million in the fourth quarter of 2012 and RMB 239.5 million in the first quarter of 2012. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 3.88 (US$0.62) in the first quarter of 2013, compared to RMB 5.80 in the fourth quarter of 2012 and RMB 1.54 in the first quarter of 2012.

Balance Sheet Analysis

As of March 31, 2013, the Company had RMB 2,821.3 million (US$454.3 million) in cash and restricted cash, compared to RMB 3,051.7 million as of December 31, 2012.

As of March 31, 2013, accounts receivable were RMB 4,174.6 million (US$672.2 million), compared to RMB 3,918.7 million as of December 31, 2012. Days sales outstanding was 140 days in the first quarter of 2013, compared to 121 days in the fourth quarter of 2012.

As of March 31, 2013, accounts payable were RMB 4,591.1 million (US$739.2 million), compared to RMB 3,680.3 million as of December 31, 2012. Days payable outstanding was 161 days in the first quarter of 2013, compared to 105 days in the fourth quarter of 2012.

As of the date of this press release, the Company had approximately RMB 4,492.0 million in unutilized short-term lines of credit and RMB 2,094.0 million committed long-term facility that can be drawn down in the near future.

Changes to Executive Officers

Yingli Green Energy announced changes to two of its executive officers. Effective immediately, Mr. Yiyu Wang will serve as the Chief Financial Officer of the Company and cease to be the Company’s Chief Strategy Officer.  Mr. Wang joined the Company in December 2006 as Financial Controller and was appointed as the Company’s Chief Strategic Officer in 2007. Prior to joining the Company, Mr. Wang was a senior audit manager and an audit manager at the accounting firm of PricewaterhouseCoopers from 1996 to 2006.

Mr. Zongwei Li will serve as the Company’s Chief Strategy Officer and will cease to be the Company’s Chief Financial Officer. In his capacity as Chief Strategy Officer, Mr. Li will oversee the Company’s strategic planning with a focus on customized business solutions and value-added services. Mr. Li will continue to serve as a director of the Company and will also be available for assistance during the transition period.

Business Outlook for Full Year 2013

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reiterates its PV module shipment target to be in the estimated range of 3.2 GW to 3.3 GW for fiscal year 2013, which represents an increase of 39.4% to 43.7% compared to fiscal year 2012.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude, as applicable, items related to share-based compensation, interest expense consisting of changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli, inventory provision and impairment of long-lived assets. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2108 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of March 31, 2013. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on May 30, 2013, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International dial-in number: +1-718-354-1231

• Passcode: 74428922

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until June 10, 2013 by dialing:

• U.S. Toll Free Number: +1-855-452-5696

• International dial-in number: +1-646-254-3697

• Passcode: 74428922

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from ingot casting and wafering, to solar cell production and module assembly. Yingli Green Energy currently maintains a balanced vertically integrated production capacity of 2,450 MW per year at its production facilities located in Baoding, Haikou, Tianjin and Hengshui. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2012	March 31,2013
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	3,051,743	2,821,286	454,255
Accounts receivable, net	3,918,666	4,174,610	672,153
Inventories	2,523,550	2,893,368	465,861
Prepayments to suppliers	239,912	281,253	45,285
Prepaid expenses and other current assets	1,379,003	1,517,133	244,273
Total current assets	11,112,874	11,687,650	1,881,827

Long-term prepayments to suppliers	1,280,131	1,168,728	188,177
Property, plant and equipment, net	13,218,200	13,137,902	2,115,332
Land use rights	710,183	708,595	114,091
Intangible assets, net	62,812	61,746	9,942
Other assets	769,386	789,923	127,184
Total assets	27,153,586	27,554,544	4,436,553

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	7,526,015	7,588,907	1,221,889
Accounts payable	3,680,259	4,591,116	739,215
Other current liabilities and accrued expenses	1,734,695	1,785,006	287,404
Total current liabilities	12,940,969	13,965,029	2,248,508

Long-term debt, excluding current portion	4,076,456	4,004,571	644,775
Medium-term notes	3,911,907	3,913,338	630,086
Accrued warranty cost, excluding current portion	519,539	544,078	87,602
Other liabilities	1,487,944	1,524,424	245,447
Total liabilities	22,936,815	23,951,440	3,856,418

Shareholders’ equity:
Ordinary shares	12,241	12,241	1,971
Additional paid-in capital	6,654,082	6,657,070	1,071,854
Treasury stock	(127,331)	(127,331)	(20,502)
Accumulated other comprehensive income	237,384	262,556	42,274
Accumulated deficit	(4,406,510)	(5,018,291)	(807,994)
Total equity attributable to Yingli Green Energy	2,369,866	1,786,245	287,603
Noncontrolling interests	1,846,905	1,816,859	292,532
Total shareholders’ equity	4,216,771	3,603,104	580,135
Total liabilities and shareholders’ equity	27,153,586	27,554,544	4,436,553

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,109,426	2,684,571	2,524,574	406,481
Sales of PV systems	10,025	119,147	21,930	3,531
Other revenues	29,070	99,213	132,769	21,377
Total net revenues	3,148,521	2,902,931	2,679,273	431,389
Cost of revenues:
Cost of PV modules sales	(2,860,336)	(2,900,192)	(2,399,451)	(386,335)
Cost of PV systems sales	(5,745)	(119,413)	(19,829)	(3,193)
Cost of other revenues	(37,192)	(131,145)	(149,112)	(24,008)
Total cost of revenues	(2,903,273)	(3,150,750)	(2,568,392)	(413,536)
Gross profit (loss)	245,248	(247,819)	110,881	17,853
Selling expenses	(199,190)	(242,210)	(214,847)	(34,593)
General and administrative expenses	(146,626)	(386,869)	(177,503)	(28,580)
Research and development expenses	(34,147)	(52,977)	(43,235)	(6,961)
Impairment of long-lived assets and goodwill	—	(200,497)	—	—
Total operating expenses	(379,963)	(882,553)	(435,585)	(70,134)
Loss from operations	(134,715)	(1,130,372)	(324,704)	(52,281)
Other income (expense):
Interest expense	(202,420)	(209,368)	(221,904)	(35,729)
Interest income	13,682	11,220	2,674	431
Foreign currency exchange gains (losses)	26,276	26,659	(92,376)	(14,873)
Other income	5,568	21,160	4,224	680
Loss before income taxes	(291,609)	(1,280,701)	(632,086)	(101,772)
Income tax benefit (expense)	11,365	(5,015)	(9,819)	(1,581)
Net loss	(280,244)	(1,285,716)	(641,905)	(103,353)
Less: (Earning) loss attributable to the noncontrolling interests	(2,941)	36,692	30,124	4,850
Net loss attributable to Yingli Green Energy	(283,185)	(1,249,024)	(611,781)	(98,503)
Weighted average shares and ADSs outstanding
Basic and diluted	155,914,205	156,585,020	156,585,020	156,585,020

Loss per share and per ADS
Basic and diluted	(1.82)	(7.98)	(3.91)	(0.63)

Net loss	(280,244)	(1,285,716)	(641,905)	(103,353)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	27,096	5,020	12,097	1,948
Cash flow hedging derivatives, net of nil tax	(2,954)	1,134	14,060	2,264
Comprehensive loss	(256,102)	(1,279,562)	(615,748)	(99,141)
Less: Comprehensive (income) loss attributable to the noncontrolling interest	(9,714)	29,366	29,139	4,691
Comprehensive loss attributable to Yingli Green Energy	(265,816)	(1,250,196)	(586,609)	(94,450)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(239,492)	(908,259)	(607,088)	(97,748)
Share-based compensation	(9,487)	(8,499)	(3,895)	(627)
Amortization of intangible assets	(11,967)	(10,821)	(833)	(134)
Inventory provision	(21,207)	(121,005)	—	—
Impairment of long-lived assets	—	(200,497)	—	—
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(1,032)	57	35	6
Net loss attributable to Yingli Green Energy	(283,185)	(1,249,024)	(611,781)	(98,503)
Non-GAAP diluted loss per share and per ADS	(1.54)	(5.80)	(3.88)	(0.62)
Diluted loss per share and per ADS	(1.82)	(7.98)	(3.91)	(0.63)